February 27, 2006
EXHIBIT 8.1

Scientigo, Inc.
6701 Carmel Road, Suite 205
Charlotte, NC 28226

Re:	U.S. Federal Income Tax Considerations Relating to Market Central, Inc.

Ladies and Gentlemen:

You have asked our opinion regarding the U.S. federal income tax consequences to holders of Scientigo 2005 6.4% Senior Convertible Notes (the “Old Notes”), issued from May 2005 through September 2005 by Scientigo, Inc., a corporation organized under the law of Delaware (the “Company”), who exchange Old Notes for Scientigo’s A Notes and B Notes (“New Notes”) pursuant to an exchange offer in a registered public offering covered by a registration statement on Form S-4 to be filed by the Company with the Securities and Exchange Commission on February 27, 2006 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

Pursuant to the exchange offer, each holder of an Old Note may elect to exchange that Old Note for a New Note. The New Note may be either an A Note or a B Note. Although the Old Notes and the New Notes both mature on May 31, 2007, certain terms of the Old Notes and the New Notes differ significantly. For each $1.00 of principal amount of an Old Note, a New Note will have a principal amount of $.80. The interest rate on the Old Notes is 6.4 percent payable quarterly, and the interest rate on the New Notes will be ten percent payable quarterly. Both the Old Notes and the New Notes are convertible into common stock of the Company. The conversion price of the Old Notes is $1.3325 of principal amount for a share of Common Stock. The conversion price of the A Notes and B Notes is, respectively, $.90 and $.98 of principal amount for a share of Common Stock. The conversion period of the Old Notes ends May 31, 2007. The conversion period of the A Notes ends 150 days after the Exchange Offer Expiration Date (which is 150 days from the consummation of the exchange offer). The conversion period of the B Notes begins twelve months from the Exchange Offer Expiration Date and ends May 31, 2007.

A. Exchange of Debt Instruments Is a “Realization Event”

As a general rule, if one debt instrument is exchanged for another debt instrument of the same obligor, and if the difference in the terms of the new and old debt instruments is such that there has been a “significant modification” to the terms of the debt instrument, as that term is defined in Treasury regulations, the exchange is a “realization event” for U.S. federal income tax purposes.1  In that event, unless an applicable nonrecognition or loss disallowance provision of the Internal Revenue Code of 1986, as amended (the “Code”) applies, the holder of the debt instruments will recognize gain or loss on the exchange for U.S. federal income tax purposes.

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1 IRC § 1001(b); Treas. Reg. § 1001-3.

Scientigo, Inc.
February 27, 2006

Treasury regulations issued under section 1001 of the Code set forth rules for determining when the terms of a debt obligation are modified and when a modification is “significant.” A modification is defined broadly to include “any alteration, including any deletion or addition, in whole or in part, of a legal right or obligation of the issuer or a holder of a debt instrument.”2  Therefore, since almost any change in the terms of a debt instrument will be considered a modification, the issue becomes whether the modification is “significant.” The Treasury regulations apply not only to modifications of the terms of one debt instrument but also to modifications to debt instruments that occur by means of an actual exchange of debt instruments.3

As a general rule, a modification is considered to be significant if the differences in the terms of the instruments, taken as a whole, are “economically significant.”4  A change in the interest rate on a debt instrument will be a significant modification if it results in a change in the yield of the obligation equal to the greater of one quarter of one percent (25 basis points) and five percent of the annual yield of the old obligation (.05 x annual yield).5  In the instant case, the yield to maturity on the Old Notes, which you have informed us ranges from approximately 18.6 percent to approximately 20.3 percent depending on when the Old Note was issued, exceeds the yield on the New Notes (ten percent) by 86 percent to 103 percent. That decrease in the yield from the Old Notes to the New Notes will be a significant modification.

B.	Exchange of Debt Instruments Is a “Recognition Event” and Not a Loss Disallowance Transaction

Gain or loss that is realized on an exchange will be recognized unless one of the nonrecognition or loss disallowance provisions of the Code applies.6  One potentially applicable nonrecognition provision in the case of the transaction at hand is section 354 of the Code, which provides, in relevant part:

”No gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.”7

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2 Treas. Reg. § 1.1001-3(c)(1)(i).
3 Treas. Reg. § 1.1001-3(a)(1).
4 Treas. Reg. § 1.1001-1(e)(1).
5 Treas. Reg. § 1.1001-1(e)(2)(ii).
6 IRC § 1001(c).
7 IRC § 354(a).

Scientigo, Inc.
February 27, 2006

A “reorganization”, for purposes of section 354, includes a “recapitalization”,8  which the Supreme Court has defined to mean a “reshuffling of a capital structure within the framework of an existing corporation.”9  The issuance of New Notes by the Company in exchange for Old Notes pursuant to the exchange offer could be a recapitalization. However, the Old Notes and the New Notes, which both have terms to maturity of less than two years,10  could not be securities by reason of their short terms to maturity and their failure to include any other terms that provide a sufficient continuing interest in the Company or participation in the affairs of the Company.11

In certain circumstances, a recognized loss may not be currently deducted but would have to be capitalized. That result could arise under the “wash sale” rules of section 1091 of the Code. A wash sale occurs if a loss is recognized on a sale or other disposition of a security and if, within the period beginning 30 days before the sale or other disposition and ending 30 days after the sale or other disposition, the taxpayer acquires substantially identical securities.12  An exchange of one security for a substantially identical security would be a wash sale. In Revenue Ruling 60-195,13  the Internal Revenue Service held that an exchange of one bond for another bond of the same issuer, where the yields on the two bonds differed by 30 percent (4.5 percent versus 3.45 percent), but otherwise had very similar terms, were not substantially identical only the ground that such a difference in interest rates alone was a difference that made the securities not substantially identical. As noted above, the yield to maturity on the Old Notes ranges from approximately 18.6 percent to approximately 20.3 percent, depending on when the Old Note was issued, and thus exceeds the yield on the New Notes (ten percent) by 86 percent to 103 percent. That difference in yields should prevent the Old Notes and the New Notes from being “substantially identical” within the meaning of the wash sale rules.14  In addition, the difference in the conversion provisions between the Old Notes and the New Notes similarly should prevent the Old Notes and New Notes from being considered to be substantially identical within the meaning of those rules. As a result, it is our opinion that the wash sale rules should not operate to deny an investor a loss deduction for any loss sustained on an exchange of an Old Note for a New Note.
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8 See IRC § 368(a)(1)(E).
9 Helvering v. Southwest Consol. Corp., 315 U.S. 194 (1942).
10 See, e.g., Bradshaw v. U.S., 683 F.2d 365 (Ct. Cl. 1982).
11 In Camp Wolters Enterprises v. Comm’r, 22 T.C. 737, 750-51 (1954), acq., aff’d, 230 F.2d 555 (5th Cir.), cert. denied, 352 U.S. 826 (1956), the Tax Court stated:

“The test as to whether notes are securities is not a mechanical determination of the time period of the note. Though time is an important factor, the controlling consideration is an overall evaluation of the nature of the debt, degree of participation and continuing interest compared with similarity of the note to a cash payment, the purpose of the advances, etc. It is not necessary for the debt obligation to be the equivalent of stock since [ IRC § 351] specifically includes both ‘stock’ and ‘securities.’”

The fact the Old Notes and New Notes are convertible into Common Stock does not raise sufficiently the notes’ level of potential continuing interest in the business of the Company to cause the notes to be securities. No authority was located which suggests that convertibility of a short-term debt instrument into stock of the issuer provides that type of continuing interest. In Prentis v. U.S., 273 F. Supp. 460 (S.D.N.Y. 1967), six-month notes in effect were held to be securities because they were issued as part of a plan for the issuance of stock. The facts in Prentis, however, are readily distinguishable. The issuer of the notes did not have the ability to pay them. The notes, although not convertible, were issued in a multi-corporation asset reorganization in an attempt to step up the basis of certain assets and were promptly replaced by preferred stock. No other terms of the Old Notes and the New Notes suggest they provide a continuing interest in the Company sufficient to cause them to be classified as securities.

12 Code§ 1091(a).
13 Code § 109(d).

Scientigo, Inc.
February 27, 2006

C. Tax Consequences of the Exchange

When an exchange of debt instruments is a recognition event, as is an exchange of an Old Note for a New Note pursuant to the Exchange Offer, the holder is required to recognize gain or loss equal to the difference between his adjusted basis in the originally issued debt instrument and the “issue price” of the new debt instrument.15

The adjusted basis of a debt instrument (i) that originally was issued for cash, (ii) that bears stated interest at a specified single fixed rate or variable rate that is at or above the “applicable federal rate”16  and (iii) the interest on which is unconditionally payable at least annually generally should have an adjusted basis equal to its original issue price, increased by the amount of any original issue discount that the holder has included in gross income, and decreased by the amount of any payments on the debt instrument other than qualified stated interest.17

The Old Notes were issued for cash. The interest rate on the Old Notes is a single fixed rate of 6.4 percent payable quarterly. The Old Notes were issued from May 2005 through September 2005, during which time the relevant applicable federal rate was between 3.42 percent and 3.84 percent.18  Interest on the Old Notes is unconditionally payable on a quarterly basis. There have been no payments on the Old Notes other than qualified stated interest. It is our understanding that the original purchasers of the Old Notes purchased investment units that included the Old Notes and warrants and that the portion of the issue price of the investment units allocable to the Old Notes was equal to 80 percent of the stated principal amount of the Old Notes. Thus, the adjusted issue price of an Old Note in the hands of an original purchaser should be its original issue price increased by the amount of original issue discount included in income by the holder through the date of the exchange.
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14As a general rule, relatively small differences in the terms of securities prevent the securities from being “substantially identical” within the meaning of the wash sale rules. See, e.g., Hanlin v. Comm’r, 108 F.2d 429 (3d Cir. 1939). Prior to the Supreme Court’s decision in Cottage Savings Ass’n v. Comm’r, 499 U.S. 554 (1991), dealing with when an exchange of debt obligations is a “realization” event, and the subsequent publication of Treas. Reg. § 1.1001-3 interpreting that case, it appeared that the rules governing whether there was a realization event and whether there was a wash sale were substantially the same. For example, courts addressing whether there was a realization event cited Hanlin v. Comm’r, supra. See, e.g., San Antonio Savings Ass’n v. Comm’r, 887 F.2d 577 (5th Cir. 1989); FNMA v. Comm’r, 90 T.C. 405 (1988), aff’d by 896 F.2d 580 (D.C. Cir. 1990). The IRS also appeared to take that position. See Rev. Rul. 58-211, 1958-1 C.B. 529; Rev. Rul. 58-210, 1958-1 C.B. 523. After the Supreme Court’s decision in Cottage Savings and the promulgation of Treas. Reg. § 1.1001-3, it does not appear that the issue has been addressed again. Although it would be logical that the threshold for changes giving rise to a realization event should be lower than the threshold for changes precluding application of the wash sale rules, the prior authorities nevertheless indicate that relatively small differences in the terms of securities can preclude application of the wash sale rules.
15Treas. Reg. §§1001-1(g)(1); 1.1273-2(a)(1); 1.1274-1(b)(1).
16 The applicable federal rate is a rate published monthly by the Internal Revenue Service.
17 See IRC § 1272(d)(2); Treas. Reg. § 1.1272-1(g).
18 See Rev. Rul. 2005-27, 2005-19 I.R.B. 998; Rev. Rul. 2005-32, 2005-23 I.R.B. 1156; Rev. Rul. 2005-38, 2005-27 I.R.B. 6; Rev. Rul. 2005-54, 2005-33 I.R.B. 289; Rul. 2005-57, 2005-36 I.R.B. 466.

Scientigo, Inc.
February 27, 2006

A single fixed rate debt instrument (i) that is not publicly traded, (ii) that is issued in exchange for another debt instrument that is not publicly traded, (iii) that bears interest at a rate that is equal to or greater than the applicable federal rate on the date of its issuance and (iv) the interest on which is unconditionally payable at least annually, generally should have an issue price equal to its “stated redemption price at maturity.”19  Such a debt instrument’s “stated redemption price at maturity” is equal to the total payments due on the debt instrument other than the stated interest that is unconditionally payable at least annually.20  In other words, the stated redemption price at maturity of such an instrument should be its stated principal amount.

Neither the Old Notes nor the New Notes are publicly traded. The interest rate on the New Notes is expected to be higher than the applicable federal rate.21  All interest due on the New Notes will be unconditionally payable quarterly. Thus, the issue price of each New Note should equal its stated principal amount, which is also equal to the original issue price of an Old Note. Accordingly, the amount of gain or loss that will be recognized on an exchange of an Old Note for a New Note pursuant to the Exchange Offer will be the difference between the stated principal amount of the New Note and the holder's adjusted tax basis in the Old Note surrendered in the exchange.

Because the issue price of a New Note will be equal to the original issue price of an Old Note, and because the basis in an Old Note held by an original purchaser of the Old Note will exceed the issue price of the Old Note by an amount equal to the amount of original issue discount on the Old Note that the holder includes or has included in income, the adjusted basis of an Old Note should exceed the issue price of the New Note.

Based on the foregoing, in reliance thereon and subject thereto, and based on the Code, the Treasury regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service and judicial decisions, all as in effect on the date hereof, it is our opinion that the original holder of an Old Note would not recognize any gain on an exchange of the Old Note for a New Note but instead, if the holder includes or has included in gross income any of the original issue discount that has accrued on the Old Note through the date of the exchange, would recognize a loss.

19 Treas. Reg. §§ 1.1273-2(d)(1); 1.1274-1(b).
20 See IRC § 1273(a)(2).
21 The February 2006 applicable federal rate for a short-term debt obligation paying interest quarterly is 4.32%, see Rev. Rul. 2006-7, 2006-6 I.R.B.  The interest rate on the New Notes is 10%. For the applicable federal rate to exceed the interest rate on the New Notes, the New Notes would need to be issued after February 2006, and there would need to be an extraordinary increase in market interest rates.

Scientigo, Inc.
February 27, 2006

In rendering our opinion, we have reviewed the Registration Statement and the Prospectus and the documents attached as exhibits thereto, and we have assumed that the statements therein are and will remain true, correct and complete and that actions described in the Prospectus have been or will be taken as described. We have assumed the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all of those documents. We have assumed that all factual matters in documents submitted to us and all of the other information furnished to us are true, correct and complete.

The foregoing opinion is limited to the matters expressly set forth, and no opinion is to be implied or inferred beyond the matters expressly stated. This opinion speaks only as of the date hereof and is based solely on legal authorities as they currently exist. Those legal authorities are subject to change either prospectively or retroactively, and we assume no obligation to update or supplement this opinion. In addition, any variation or difference in the facts from those set forth or assumed herein may affect the conclusion stated herein.

This opinion is furnished to you for use in connection with the Registration Statement and the Prospectus. We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

/s/ Greenberg Traurig  P.A.